Filed by Chester Valley Bancorp Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                  1933 and Deemed Filed under Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Chester Valley Bancorp Inc.
                                                     Commission File No. 0-18833


EMPLOYEE BENEFIT PLANS
UPDATE                                       [FIRST FINANCIAL BANK LOGO OMITTED]
June, 2005


HIGHLIGHTS
Since the bank merger was announced, a team of representatives from First Financial Bank (FFB) and Willow Grove Bank (WGB) have been meeting regularly to discuss how the various benefit plans at FFB and WGB should be brought together. This memo is a brief summary of some of the changes that will affect your benefits.

A number of decisions have been made regarding FFB benefit plans including how some of your benefits will be affected after the merger date, which may occur on or after June 30, 2005 (the "Merger Date"). The purpose of this newsletter is to bring you up-to-date on our progress.

In order to combine the benefit plans of FFB and WGB effectively, some of the FFB benefit plans will be discontinued or redesigned. We believe the result will be an attractive benefits program for employees of both banks.

PLAN - BY - PLAN
We will address each of the FFB benefit plans and explain how each program will be affected on the date of the merger.

LIFE / MEDICAL / DENTAL
Your coverage under these plans will continue through December 31, 2005. Our regularly scheduled Open Enrollment Period will be held on or about October 1, 2005.

A new program is being developed for the combined bank that is expected to be introduced in the fall of 2005 for benefits starting January 2006. More information will be made available to you during the Open Enrollment Period.

DISABILITY PLANS
You will be covered by the WGB sick day policy and Salary Continuation Plan effective on the Merger Date. These plans replace the FFB sick policy and Short Term Disability plan. The WGB sick day policy operates in the same way as the FFB plan, that is, employees receive 5 sick days each year. In 2005 only, your remaining FFB sick days (of the 5 days you were issued in 2005) will be carried over to the WGB plan. For example, if you have used 2 sick days as of the date of the merger, 3 remaining sick days will be recorded to your credit under the WGB plan for the remainder of 2005.

The WGB Salary Continuation Plan provides a benefit to you after three days away from work due to sickness or accident. The amount of benefit you receive (50% of pay or 100% of pay) is based upon your length of service with the bank. Benefits under the Salary Continuation plan are paid based on the table found below.

WGB SALARY CONTINUATION PLAN - TABLE

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          ANNIVERSARY YEAR              WEEKS FULL PAY         WEEKS HALF PAY
    (AFTER 9 MONTHS OF SERVICE)        (1 WEEK = 5 DAYS)      (1 WEEK = 5 DAYS)
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                 1                             1                      1
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                 2                             2                      2
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                 3                             3                      3
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                 4                             4                      4
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                 5                             6                      6
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                 6                             7                      6
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                 7                             8                      5
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                 8                            10                      3
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                 9                            12                      1
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                 10                           13                      0
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Under the FFB plan, there is a 14 day waiting period before Short Term
Disability benefits can be paid. The purpose of allowing the banking of FFB sick days was so you could accumulate sick days to be used during this waiting period. The WGB Salary Continuation plan only has a three day waiting period, therefore any sick days you have accumulated or banked at FFB will be eliminated and replaced with the Willow Grove plan.

OTHER NON-RETIREMENT BENEFIT PLANS
All other programs (except Voluntary Short Term Disability - ending on the date of the merger), including vision, legal, voluntary life and long term disability programs, will remain in effect until December 31, 2005. For 2006, some of the plans may be changed and / or reintroduced under a new combined benefits package.

A NEW 401(K) PLAN
Effective on the Merger Date, you may participate for purposes of salary deferrals and matching contributions in the Willow Grove Bank 401(k) / ESOP (referred to as a "KSOP"). Your service with FFB will be counted for eligibility and vesting purposes under the KSOP.

The Willow Grove Bank KSOP operates in the same way as the FFB plan operated, allowing you to defer your pay on a pre-tax basis, and making you eligible to receive a bank match on a portion of the pay you defer. The WGB plan currently provides a 50% match on the first 6% you elect to contribute to the plan. You may choose to invest in an array of mutual funds provided through The Vanguard Group. At a later date, yet to be determined, your account from the FFB 401(k) plan will be merged with the Willow Grove Bank KSOP. You will be informed in advance of how the FFB funds will be merged. Once the funds are transferred, you may re-direct your investments online using the web-based system of Gwynedd Company.

Keep an eye out for an announcement about employee meetings to be held later in June. These meetings will explain the changes to be made and provide a forum for you to ask questions about the plan.

DEFINED BENEFIT PENSION PLAN
The Defined Benefit Pension Plan will be frozen on June 30, 2005. At that time your benefit under the plan will be calculated, taking into consideration your plan service earned as of the June 30th date. A calculation of your earned benefit under the plan will be provided to you by Pentegra, the plan sponsor, after the Merger Date. In addition, further details about how you may begin to receive your pension upon retirement will be made available to you directly by Pentegra.

EMPLOYEE STOCK OWNERSHIP PLAN / ESOP
The FFB ESOP will be terminated on the Merger Date as you will join Willow Grove's ESOP through the KSOP. Your account value and the shares you have earned as of the date of termination will be distributed to you as soon as possible after the company receives a favorable IRS Determination Letter. We have been told this letter could take from 9 to 12 months to receive. In the meantime you will continue to receive statements about your ESOP account, and you will be able to access your account online at Pentegra. You will be notified at the time of account distribution of the settlement options you will have, including a cash or stock payout (with current tax consequences), rolling over your account to an IRA or to the Willow Grove Bank KSOP.

Employees of the combined bank will be eligible for the profit sharing contribution, if any, and a KSOP contribution, effective beginning on the next WGB plan entry date - 1/1/2006.

IN CONCLUSION
The benefits transition team will continue to meet throughout the summer to develop the new employee benefits program for the combined banks. This memo is not intended to provide a complete review of all changes to be made, and accordingly, we reserve the right to make any changes necessary, including changes to the text contained in this communication.

FFB remains committed to each and every employee who has served this institution and continues to contribute to the success we have achieved. Should you have any questions about how your personal benefits will be impacted by the merger, feel free to call Human Resources at (610) 269 - 9700.

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

FORWARD LOOKING STATEMENTS. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company and the expected merger of the two bank subsidiaries, First Financial Bank and Willow Grove Bank, including expected synergies resulting from that merger, combined operating and financial data, future banking plans, future employee benefit plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital, operating expense and other synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the shareholders of Chester Valley Bancorp and Willow Grove Bancorp and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Chester Valley Bancorp's and Willow Grove Bancorp's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended June 30, 2004 and quarterly report on Form 10-Q for the quarters ended September 30 and December 31, 2004 and March 31, 2005. This message speaks only as of its date, and Chester Valley Bancorp and Willow Grove Bancorp each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT. In connection with the proposed merger, a registration statement on Form S-4 and an amendment thereto were filed with the SEC and the registration statement became effective on April 27, 2005. CHESTER VALLEY BANCORP AND WILLOW GROVE BANCORP SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus has been mailed to shareholders of Chester Valley Bancorp and Willow Grove Bancorp. Shareholders are able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Chester Valley Bancorp by calling Joseph T. Crowley, or from Willow Grove Bancorp by calling Christopher E. Bell.

PARTICIPANTS IN SOLICITATION. Chester Valley Bancorp, Willow Grove Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning persons who may be considered participant's in the solicitation of Chester Valley Bancorp's shareholders is set forth in the proxy statement dated September 10, 2004, for Chester Valley Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning persons who may be considered participant's in the solicitation of Willow Grove Bancorp's shareholders is set forth in the proxy statement dated October 8, 2004, for Willow Grove Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Chester Valley Bancorp and Willow Grove Bancorp in the solicitation of proxies in respect of the merger is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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